Exhibit 99.141

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Reports Assets Under Management at C$837 Million (US$609 Million), Up 64% This Fiscal Year, Bolstered by Continued Month Over Month Net Inflows of C$9.3 Million (US$6.75 Million), Among Other Key Developments

●	AUM & Continued Inflows: Valour reports AUM of C$837 million (US$609 million) as of July 31, 2024, marking a notable year to date increase of 64%. This growth is further bolstered by Valour’s continued month-over-month strong net inflows of C$9.3 million (US$6.75 million) during July, demonstrating robust investor confidence and continued demand for Valour’s ETP products.

●	Strong Financial Position: Current cash and USDT balance is approximately C$56.2M (US$40.9M) and current loans payable stand at approximately C$17.9M (US$13M). The Company also purchased and holds 204.34 BTC and diversified its treasury by acquiring 12,775 SOL tokens and 1,484,148 CORE tokens, totaling C$20.7M (US$15.1M) as of August 7, 2024.

●	Product Launches and Strategic Partnerships: Last month, DeFi Technologies appointed Andrew Forson to its board of directors, strengthening leadership with digital asset expertise. A strategic partnership with Zero Computing was established to enhance DeFi Alpha’s trading capabilities using zero-knowledge proofs. Furthermore, Valour launched the world’s first NEAR Protocol ETP on the Spotlight Stock Market, expanding its innovative ETP offerings. Additionally, DeFi Technologies signed an LOI to acquire Stillman Digital, a leading OTC desk and digital asset liquidity provider, to enhance trading capabilities and diversify revenue streams.

Toronto, Canada, August 8, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) reports an increase of assets under management (“AUM”) to C$837 million (US$609 million) as of July 31, 2024. This figure represents a significant year to date increase of 64%.

Valour’s strategic initiatives continue to drive substantial growth, notably marked by a strong net inflow of C$9.3 million (US$6.75 million) in July.

Top 5 Assets by Net Inflows: Valour’s investment products continue to attract substantial inflows, with the following assets leading:

●	Valour Solana SEK: C$3.1M (US$2.3M)

●	Valour XRP SEK: C$1.4M (US$1.07M)

●	Valour BTC Zero SEK: C$1.2M (US$938,363)

●	Valour Avalanche AVAX SEK: C$1.1M (US$802,314)

●	Valour NEAR SEK: C$724,627 (US$527,322)

These products highlight the diverse range of digital assets that continue to draw investor interest and contribute significantly to the overall growth of Valour’s AUM.

The Company maintains a strong financial position with a current cash balance of approximately C$56.2M (US$40.9M) and current loans payable of approximately C$17.9M (US$13M). Additionally, the Company also purchased and holds 204.34 BTC and diversified its treasury by acquiring 12,775 SOL tokens and 1,484,148 CORE tokens, totaling C$20.7M (US$15.1M) as of August 7, 2024.

Q2 2024 Financial Statements

The Company plans to file its Q2 2024 financial statements on August 14, 2024.

Below is a recap of the Company’s announcements from July 2024.

Board Appointment - Andrew Forson

Andrew Forson, with a background in financial and risk engineering and currently the Head of Ventures and Investments for the Hashgraph Group, was appointed to the board of directors of DeFi Technologies. His expertise is expected to significantly enhance the Company’s strategic capabilities in the digital asset sector.

Strategic Partnership with Zero Computing

DeFi Technologies formed a strategic partnership with Zero Computing to enhance its arbitrage trading desk, DeFi Alpha. This partnership focuses on leveraging zero-knowledge proof technologies to improve trading strategies and expand multi-chain functionalities, specifically introducing verifiable computation to the Solana blockchain.

Expansion of BTC Treasury and Diversification

DeFi Technologies expanded its Bitcoin holdings by purchasing an additional 94.34 BTC and diversified its treasury by acquiring 12,775 SOL tokens and 1,484,148 CORE tokens. This diversification includes participating in CORE DAO staking, enhancing the company’s yield opportunities and network security.

Launch of NEAR Protocol ETP by Valour Inc.

Valour launched the world’s first ETP for the NEAR Protocol token. This ETP provides secure and diversified exposure to the NEAR ecosystem, which is significant in the DeFi and NFT sectors and ranks among the top 20 digital assets globally.

Arbitrage Trading Gains by DeFi Alpha

DeFi Alpha, the arbitrage trading desk of DeFi Technologies, generated an additional C$19.3 million (US$14.1 million) through arbitrage trades in Q3 2024, contributing to a total of C$133.1 million (US$97.5 million) in cash and digital asset equivalents in 2024. This achievement contributes to a significant enhancement of the Company’s financial position.

Acquisition of Stillman Digital

DeFi Technologies signed a letter of intent to acquire Stillman Digital, a leading OTC desk and digital asset liquidity provider. This acquisition aims to enhance the Company’s trading capabilities, diversify its client base, and expand its revenue streams through new business segments such as custody, foreign exchange, and proprietary trading.

“We are immensely pleased with the performance of Valour’s ETP products, as evidenced by the significant AUM growth and robust inflows this fiscal year,” said Olivier Roussy Newton, CEO of DeFi Technologies. “Reflecting on recent months, the launch of the world’s first ETP for the NEAR Protocol, the strategic partnership with Zero Computing, and the expansion of our digital asset treasury strategy exemplifies our commitment to innovation and market leadership. These initiatives not only underline our dedication to offering pioneering investment solutions but also ensure we meet the evolving needs of our investors. Looking ahead, our focus remains on driving value and expanding our offerings to sustain growth and reinforce our position as a leader in the digital assets space.”

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Near (NEAR), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; acquisition of Stillman Digital; the Company’s digital asset treasury strategy; filing of the Company’s Q2 2024 financial statements; listing of future ETPs; collaboration with Core Foundation; the Company’s Bitcoin treasury strategy; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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